Alithya acquires XRM Vision, deepening Microsoft expertise and strengthening smart shore capabilities
Montreal, Canada – Monday, December 2, 2024 – Alithya Group inc. (TSX: ALYA) (“Alithya”) is pleased to announce the acquisition of XRM Vision for a purchase price of up to C$35 million, payable in cash and Class A subordinate voting shares (“Class A Shares”), including a potential earnout.
XRM Vision is a recognized Microsoft partner, specializing in creating and implementing Customer Relationship Management (CRM) and Project Portfolio Management solutions, powered by Microsoft Dynamics 365, Microsoft Power Platform and other Microsoft technologies. With a team of about 85 specialists, XRM Vision operates from locations across Canada and Morocco.
Key acquisition building blocks aligned with Alithya’s growth strategy:
•Industry knowledge and expertise:
◦Enhances Alithya's focus on higher value service offerings.
◦Supports Alithya's industry strategy to focus on financial services and insurance, manufacturing, healthcare, and public sector.
◦Provides new entry points to cross-sell other Alithya solutions and services into XRM Vision’s client base.
•Asset-based solutions:
◦Adds new asset-based solutions to Alithya’s portfolio designed to centralize and streamline project management and financial oversight for project managers and finance departments.
•Market-leading partners:
◦Expands Alithya’s Microsoft practice, which already includes more than 250 experts in North America and Morocco.
◦Increases capacity to deliver Microsoft Dynamics 365 CRM, Project Operations and Project and Planner solutions.
◦Deepens expertise in Microsoft Power Platform, including Microsoft Power Automate and Microsoft Power Apps.
◦Improves ability to deliver end to end agile process improvements through process mining and Microsoft Copilot agents
◦Strengthens Microsoft Copilot training and support offerings.
•Cost-effective smart shoring capabilities:
◦Broadens Alithya’s existing delivery capabilities in Morocco.

Quote by Paul Raymond, President and CEO of Alithya:

“We are delighted to welcome Félix Robitaille, XRM Vision’s leader, and the whole team to the Alithya family. This acquisition is aligned with our strategic plan to find niche companies focused on higher value and complementary services for our clients. The integration of XRM Vision complements our commitment to asset-based solutions within our core industry verticals, reinforcing our focus on smart shoring capabilities.”

Quote by Bernard Dockrill, Chief Operating Officer of Alithya:

“I look forward to working with Félix and his high-performing team. This acquisition brings their talented Microsoft focused experts into our fold, while uniting two top Microsoft Dynamics partners, empowering Alithya to capitalize on global market opportunities. This acquisition adds to our smart-shoring footprint in Canada and in Morocco, driving greater efficiencies and accessing a wider talent pool. Finally, XRM Vision’s accelerators, designed to bridge the gap between finance and project teams by securely automating and streamlining the financials reconciliation process, are an excellent complement to our existing solutions.”

Quote by Félix Robitaille, CEO of XRM Vision:

“I am thrilled that XRM Vision is joining Alithya. Our team’s deep expertise in Microsoft Dynamics Customer Experience (CE) and Project Operations will complement Alithya’s existing capabilities and enlarge our capacity by changing the world one project at a time. Building on over fifteen years as a Microsoft partner, this will also provide our team members with career growth opportunities at Alithya. Our clients will benefit from Alithya’s extensive service offerings and proprietary solutions. This transaction truly positions us to fully capitalize on Alithya’s scale to continue our trajectory of innovation and excellence.”

Acquisition terms

Subject to the conditions and adjustments set out in the purchase agreement, the purchase price comprises (i) a cash consideration of C$8.625 million payable at closing; (ii) a share consideration of C$5.75 million, payable by the issuance of 3,449,103 Class A Shares of Alithya at closing; and (iii) a deferred cash consideration of C$8.625 million payable over three years on each anniversary date of the closing.

The purchase price also includes a potential earnout payment of up to C$12 million, contingent upon the future financial performance of the acquired business over a consecutive 12-month period within the 18 months following the closing. Twenty-five percent (25%) of the earn-out will be payable in shares and the balance in cash. The purchase price, including all closing payments, deferred anniversary payments, and the earnout, is capped at C$35 million.

The number of Class A Shares issued as share consideration at closing was calculated using a share price of C$1.6671, being the volume weighted average price (“VWAP”) of the Class A Shares for the 15 trading days ended on and including November 28, 2024. The number of Class A shares issuable as part of the earnout will be determined by dividing the earnout amount payable in Class A Shares by the VWAP for the 15 trading days ending on and including the date that is two business days prior to the payment date of the earnout.

About Alithya

Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients' success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.

Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on three main pillars: strategic consulting, enterprise transformation, and business enablement.

With gender parity and carbon care certifications already obtained, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.

Forward-looking statements

This press release contains statements that may constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively "forward-looking statements"). Statements that do not exclusively relate to historical facts, as well as statements relating to management's expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya's business strategy and future plans, or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words

"anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "could," "would," "will," "may," "can," "continue," "potential," "should," "project," "target," and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya's objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya's forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya's control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include the possible failure to realize anticipated benefits of the transaction (including potential synergies), the integration of XRM Vision’s business, the loss of certain key personnel and clients of XRM Vision, potential undisclosed costs or liabilities associated with the transaction, and other risks and uncertainties discussed in the section titled "Risks and Uncertainties" of Alithya's Management's Discussion and Analysis for the year ended March 31, 2024 and Management's Discussion and Analysis for the quarter ended September 30, 2024, as well as in Alithya's other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

Information:

Benjamin Cerantola
Director of Communications
benjamin.cerantola@alithya.com